G-III Apparel Group, Ltd.

512 Seventh Avenue

New York, New York 10018

March 24, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Roy Regan, Esq.

Re:	G-III Apparel Group, Ltd. (the “Company”)
Post-Effective Amendment No. 1 to Registration Statement on Form S-8
(File No. 333-39298) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that Post-Effective Amendment No. 1 to the Company’s above-referenced Registration Statement (the “Post-Effective Amendment”) be immediately withdrawn.

The Post-Effective Amendment was filed via EDGAR on March 24, 2016 for the purpose of terminating the effectiveness of the Registration Statement and to remove from registration all securities registered but not sold under the Registration Statement. When filed, the Post-Effective Amendment was not correctly tagged as form type “S-8 POS” by the Company’s EDGAR filing agent. Per our counsel’s discussion with Mr. Regan of the Staff of the Securities and Exchange Commission, the Company is re-filing the Post-Effective Amendment using the correct EDGAR tag, S-8POS, immediately after the filing of this withdrawal request letter.

The Company confirms that no securities were sold pursuant to the Post-Effective Amendment.

If you have any questions or require further information, please contact our counsel at Norton Rose Fulbright US LLP, Neil Gold (telephone (212) 318-3022) or Manuel G. Rivera at (telephone (212) 318-3296).

Very truly yours,

G-III Apparel Group, Ltd.

By:	/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer and Treasurer